Exhibit 3

The name and present principal occupation of each of the executive officers and directors of Arnhold and S. Bleichroeder Holdings, Inc. are set forth below.  Unless otherwise noted, each of these persons is a United States citizen and has as his business address 1345 Avenue of the Americas, New York, NY 10105.

Name	Position with Reporting Person	Principal Occupation
Henry H. Arnhold	Co-Chairman	Same
John P. Arnhold	Co-President and Director	President Natexis Bleichroeder Inc.
Stanford S. Warshawsky	Co-President, Secretary and Director	Head of Corporate Finance Natexis Bleichroeder Inc.
Stephen M. Kellen	Co-Chairman	Same
Michael M. Kellen	Senior Vice President and Director	Same
Allan Langman	Director	Senior Vice President Natexis Bleichroeder Inc.
Robert Miller	Director	Consultant to Natexis Bleichroeder Inc.
Peter Van der Mey (United Kingdom citizen)	Director	Senior Vice President Natexis Bleichroeder Inc.